UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Alan Krigstein Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 58,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 58,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,933,330
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 58,933,330
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,933,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 5 of 6 Pages

Explanatory Note:

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with a  decrease in beneficially owned  shares of Common Stock (the "Shares") of InsPro Technologies Corporation (the "Issuer") resulting from the expiration of a warrant of the Issuer. This Amendment No. 5 refers only to information that has materially changed since the filing by the Reporting Persons of Amendment No. 4 to Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Independence Health Group, Inc. ("IHG").
(ii)	AmeriHealth, Inc. ("AmeriHealth").
(iii)	Independence Blue Cross, LLC ("IBC LLC").

Item 2 of this Schedule 13D is hereby supplemented as follows:

Effective December 9, 2015, the Board of Directors of AmeriHealth and the Board of Managers of IBC, LLC were reconstituted to each consist of the following individuals only: Daniel J. Hilferty, Yvette D. Bright, Paul A. Tufano, and Alan Krigstein. I. Steven Udvarhelyi, M.D., resigned his positions as an executive officer of the Reporting Persons effective December 1, 2015.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

A previously-reported Warrant of the Issuer held by IBC LLC, originally issued on November 29, 2010 for the purchase of 2,000,000 Shares, expired by its terms on November 29, 2015. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, accordingly experienced a decrease of 2,000,000 in Shares beneficially owned.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)  IBC LLC owns (i) 2,500,000 shares of Series B Convertible Preferred Stock of the Issuer, which are convertible into 50,000,000 shares of Common Stock, (ii) Warrants to purchase 8,333,330 shares of Common Stock, and (iii) a Warrant to purchase 30,000 shares of Series B Convertible Preferred Stock. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, may each be deemed to beneficially own 58,933,330 shares of Common Stock of the Issuer (or approximately 58.7% of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing).

The beneficial ownership percentage provided herein is based on shares of the Issuer's Common Stock outstanding on November 16, 2015, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The foregoing also reflects the expiration of the November 29, 2010 Warrant that is more fully explained in Item 4 of this Schedule 13D, which is incorporated herein by reference.

(b)  See rows (7) through (10) of the cover pages for IBC LLC, AmeriHealth and IHG at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)  Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, or Director or Manager (as applicable) of the Reporting Persons, effected any transaction in the Issuer's securities during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. 45778T 101	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.

/s/ Alan Krigstein
Alan Krigstein
Executive Vice President, Chief Financial Officer, and Treasurer
December 14, 2015